Filed with the Securities and Exchange Commission on October 30, 2003
Securities Act Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

COWLITZ BANCORPORATION
(Exact name of registrant as specified in its charter)

Washington
(State of incorporation)

91-1529841
(I.R.S. Employer Identification No.)

927 Commerce Avenue, Longview, Washington
(Address of principal executive offices)

98632
(Zip Code)

2003 STOCK INCENTIVE PLAN
(Full title of the plan)

Richard J. Fitzpatrick
President and Chief Executive Officer
927 Commerce Avenue
Longview, Washington 98632
(360) 423-9800
(Name, address and telephone number of agent for service)

Copies to:
Kenneth E. Roberts, Esq.
Foster Pepper Tooze LLP
101 S.W. Main St., 15th Fl.
Portland, Oregon 97204

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Number of Shares Being Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock	500,000	$9.25	$4,625,000	$374.63

(1) The shares of Common Stock represent the number of shares with respect to which options and restricted stock may be granted under the 2003 Stock Incentive Plan. In addition, pursuant to Rule 416, this Registration Statement also covers an indeterminate number of additional shares which may be issuable as a result of the anti-dilution provisions of the 2003 Stock Incentive Plan.

(2) The maximum offering price for the shares cannot presently be determined as the offering price is established at the time options and restricted stock are granted. Pursuant to Rule 457(h), the offering price is estimated based on the reported sale prices for our common stock on NASDAQ on October 28, 2003, and the maximum offering price is calculated solely for the purpose of determining the registration fee.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

In accordance with the instructions to Part I of Form S-8, the information required to be set forth in Part I of Form S-8 has been omitted from this Registration Statement.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

The following documents filed by Cowlitz Bancorporation (the "Company") with the Securities and Exchange Commission are incorporated by reference in this registration statement:

(1)   The Company's annual report for the period ending December 31, 2002 on Form 10-K filed with the Commission on March 31, 2003

(2)   The Company's quarterly report on Form 10-Q for the period ending March 31, 2003 filed with the Commission on May 15, 2003 (File No. 000-23881)

(3)   The description of the Common Stock contained in the Company's registration statement on Form S-1, Registration No. 333-44355, filed with the SEC on January 15, 1998

All documents filed by the Company subsequent to those listed above pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Item 4.   Description of Securities.

Not Applicable.

Item 5.   Interests of Named Experts and Counsel.

Not Applicable.

Item 6.   Indemnification of Directors and Officers.

Under the Washington Business Corporation Act, a person who is made a party to a proceeding because such person is or was an officer or director of a corporation may be indemnified by the corporation against liability incurred by such person in connection with the proceeding if (i) the person's conduct was in good faith and in a manner he or she reasonably believed was in the corporation's best interest or at least not opposed to its best interests and (ii) if the proceeding was a criminal proceeding, the Indemnitee had no reasonable cause to believe his or her conduct was unlawful. Indemnification is not permitted if the person was adjudged liable to the corporation in a proceeding by or in the right of the corporation, or if the Indemnitee was adjudged liable on the basis that he or she improperly received a personal benefit. Unless the articles of the corporation provide otherwise, such indemnification is mandatory if the Indemnitee is wholly successful on the merits or otherwise, or if ordered by a court of competent jurisdiction.

The Washington Business Corporation Act further provides that a company's Articles of Incorporation may limit or eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that no such provision shall eliminate the liability of a director for (i) any breach of the directors' duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any unlawful distribution; or (iv) any transaction from which the director derived an improper personal benefit.

The Restated Articles of Incorporation of the Company provide that the Company will indemnify its directors and officers, to the fullest extent permissible under the Washington Business Corporation Act against all expense liability and loss (including attorney fees) incurred or suffered by reason of service as a director or officer of the company or is or was serving at the request of the company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

The effect of these provisions is to limit the liability of directors for monetary damages, and to indemnify the directors and officers of the Company for all costs and expenses for liability incurred by them in connection with any action, suit or proceeding in which they may become involved by reason of their affiliation with the Company, to the fullest extent permitted by law. These provisions do not limit the rights of the Company or any shareholder to see non-monetary relief, and do not affect a director's or officer's responsibilities under any other laws, such as securities or environmental laws.

Item 7.   Exemption from Registration Claimed.

Not applicable.

Item 8.   Exhibits.

The exhibits required by Item 601 of Regulation S-K being filed herewith or incorporated herein by reference are listed on the Exhibit Index, which follows the signature page.

Item 9.   Undertakings.

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Longview, State of Washington, on the 21st day of October, 2003.

COWLITZ BANCORPORATION

By: /s/ Richard J. Fitzpatrick
    Richard J. Fitzpatrick,
    President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and RICHARD J. FITZPATRICK and BENJAMIN NAMATINIA, and each of them, with full power of substitution to act as his true and lawful attorney in fact and agent to act in his name, place and stead, and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration, including any and all post-effective amendments or new registration pursuant to Rule 462.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

By: /s/ Richard J. Fitzpatrick   Date: October 21, 2003
    Richard J. Fitzpatrick
    President, Chief Executive Officer and Director

By: /s/ Ernie Ballou   Date: October 21, 2003
    Ernie Ballou, Vice President and Director

By: /s/ Benjamin Namatinia   Date: October 21, 2003
    Benjamin Namatinia, Chairman of the Board

By: _____   Date: October ___, 2003
    John S. Maring, Director

By: /s/ Mark F. Andrews   Date: October 21, 2003
    Mark F. Andrews, Jr., Director

By: /s/ Donna Gardner   Date: October 21, 2003
    Donna Gardner, Chief Financial Officer

EXHIBIT INDEX

Exhibit

4.1	*	Amended and Restated Articles of Incorporation
4.2	*	Amended and Restated Bylaws
4.3	**	2003 Stock Incentive Plan
5.1		Opinion of Foster Pepper & Shefelman
23.1		Consent of Moss Adams LLP
23.2		Consent of Foster Pepper & Shefelman (included in Exhibit 5.1)
24.1		Power of Attorney (included in the signature page)

* Incorporated by reference to the registrant's Registration Statement on Form S-1, Reg. No. 333-44355.

** Incorporated by reference to Appendix B to the Definitive Proxy Statement filed by the registrant on April 15, 2003

EXHIBIT 5.1

[FOSTER PEPPER TOOZE LLP LETTERHEAD]

October 29, 2003

Board of Directors
Cowlitz Bancorporation
927 Commerce Avenue
Longview, Washington

      Re: Form S-8 Registration
              2003 Stock Incentive Plan

Gentlemen:

This firm has acted as special counsel to Cowlitz Bancorporation ("Cowlitz") in connection with the preparation and filing of a Registration Statement on Form S-8 (the "Registration Statement") covering the shares of Cowlitz common stock (the "Shares") to be issued upon the exercise of options and grants of restricted stock issued by Cowlitz in accordance with the terms of the Cowlitz 2003 Stock Incentive Plan (the "Plan"), and the agreements governing such options and grants. Cowlitz's shareholders approved the Plan at the annual meeting held on May 22, 2003.

Capitalized terms not otherwise specifically defined herein have the meanings given them in the Plan.

In the course of our representation as described above, we have examined the Plan, the Registration Statement as prepared for filing with the Securities and Exchange Commission and related documents and correspondence. We have received from officers of Cowlitz having custody thereof, and have reviewed, the Articles of Incorporation and Bylaws of Cowlitz, as amended to date, and excerpts from minutes of certain meetings of the Board of Directors and of the shareholders of Cowlitz. We have received from the officers of Cowlitz certificates containing representations concerning certain factual matters relevant to this opinion. We have received certificates from, and have made inquiries of, public officials in those jurisdictions in which we have deemed it appropriate.

We have relied as to matters of fact upon the above certificates, documents and investigation. We have assumed without investigation the genuineness of all signatures, the authenticity and completeness of all of the documents submitted to us as originals and the conformity to authentic and complete original documents of all documents submitted to us as certified or photostatic copies.

Based upon the foregoing and subject to the qualifications and exceptions heretofore and hereinafter set forth, we are of the opinion that the Shares have been duly authorized by Cowlitz, and, provided that the Registration Statement becomes and remains effective, such state and other securities laws as may be applicable have been complied with, and Cowlitz has issued the Shares in the manner provided in the Plan and as described in the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.

This opinion is provided to you as a legal opinion only, and not as a guaranty or warranty of the matters discussed herein. Our opinion is limited to the matters expressly stated herein, and no other opinions may be implied or inferred.

This opinion is limited to the laws of the State of Washington and applicable federal laws of the United States of America, and to the facts bearing on this opinion as they exist on the date of this letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion.

We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Foster Pepper Tooze LLP

FOSTER PEPPER TOOZE LLP

EXHIBIT 23.1

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Cowlitz Bancorporation of our report dated February 4, 2003, incorporated by reference in the Annual Report on Form 10-K of Cowlitz Bancorporation for the year ended December 31, 2002.

/s/ Moss Adams LLP

Portland, Oregon
October 7, 2003